Exhibit (a)(3)

PRESS RELEASE	FOR IMMEDIATE RELEASE
MGM MIRAGE TAKES NEUTRAL POSITION
REGARDING INFINITY WORLD INVESTMENTS TENDER OFFER
     Las Vegas, Nevada, August 31, 2007 — MGM MIRAGE (NYSE: MGM) announced today that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission in response to the previously announced cash tender offer by Infinity World Investments, LLC, an indirect wholly owned subsidiary of Dubai World, for up to 14.2 million shares of MGM MIRAGE common stock at a price of $84 per share. In response to the tender offer, the MGM MIRAGE Board of Directors is making no recommendation about whether its stockholders should tender their shares in the offer and is remaining neutral. The reasons for the Board’s position are disclosed in the Schedule 14D-9 which will be mailed to stockholders on or about August 31, 2007.
*     *     *
     MGM MIRAGE (NYSE: MGM), one of the world’s leading and most respected hotel and gaming companies, owns and operates 17 properties located in Nevada, Mississippi and Michigan, and has investments in three other properties in Nevada, New Jersey and Illinois. In addition, the Company has major new developments under construction in Nevada, Michigan and Macau S.A.R. CityCenter is a multi-billion dollar mixed-use urban development in the heart of the Las Vegas Strip; a new MGM Grand hotel and casino complex is being built in downtown Detroit; and the Company has a 50% interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association’s Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company’s website at http://www.mgmmirage.com.
     Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the company’s public filings with the Securities and Exchange Commission.

Contacts:

Investment Community	News Media
DANIEL J. D’ARRIGO	ALAN M. FELDMAN
Executive Vice President &	Senior Vice President
Chief Financial Officer	Public Affairs
(702) 632-9888	(702) 891-7147

MGM MIRAGE • 3600 LAS VEGAS BLVD SOUTH • LAS VEGAS, NV 89109 • PH: 702.693.7120 • FX: 702.693.8626 • WWW.MGMMIRAGE.COM